Synaptogenix, Inc.

1185 Avenue of the Americas, 3rd Floor
New York, New York 10036

July 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jane Park

Re:	Synaptogenix, Inc.

Registration Statement on Form S-1

File No. 333-257364

Request for Acceleration

Dear Ms. Park:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Synaptogenix, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-257364), so that it may become effective at 5:00 p.m. (Washington, D.C. time) on July 6, 2021, or as soon thereafter as practicable.

Please call Daniel Bagliebter, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6856 with any comments or questions regarding this matter.

Very truly yours,

Synaptogenix, Inc.

By:	/s/ Robert Weinstein
Name: Robert Weinstein
Title: Chief Financial Officer

cc:	Synaptogenix, Inc.
Alan Tuchman, M.D.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Daniel A. Bagliebter, Esq.